Exhibit 9

Execution Copy

LIMITED MUTUAL RELEASE AGREEMENT

This limited mutual release agreement (this “Agreement”) is entered into effective as of January 18, 2019 by and among SPAR Group, Inc. (“SGRP”), a corporation organized under the laws of the State of Delaware, Robert G. Brown (“Brown”), an individual and resident of the State of Florida, and William H. Bartels (“Bartels” and together with Brown the “Stockholders” and together with Brown and SGRP the “Parties”), an individual and resident of the State of New York.

Recitals

WHEREAS, the Stockholders delivered written consents to SGRP on June 29, 2018 and July 5, 2018 (the “Director Written Consents”) purporting to remove Lorrence T. Kellar (“Kellar”) from and appoint Jeffrey Mayer to the board of directors of SGRP; and

WHEREAS, the Stockholders delivered written consents to SGRP on August 6, 2018 and September 18, 2018 (the “By-Laws Written Consents” and together with the Director Written Consents the “Written Consents”) purporting to amend (the “Amendments”) the Amended and Restated By-Laws of SPAR Group, Inc. as Adopted, Restated, Effective and Dated as of May 18, 2004 and as Further Amended Through July 5, 2018 (the “By-Laws”); and

WHEREAS, on September 4, 2018, SPAR Group, Inc. commenced an action in the Court of Chancery of the State of Delaware, C.A. No. 2018-0650-MTZ (the “By-Law Action”), against the Stockholders challenging the Written Consents and the Amendments to the By-Laws adopted therein; and

WHEREAS on September 18, 2018, Brown commenced an action in the Court of Chancery of the State of Delaware, C.A. No. 2018-0687-MTZ, against Kellar, Christiaan M. Olivier, Arthur B. Drogue, Jack W. Partridge and R. Eric McCarthey (the “Director Defendants”) pursuant to 8 Del. C. §225 (the “225 Action” and together with the By-Law Action the “Actions”) seeking a declaratory judgment that the Director Written Consents were effective; and

WHEREAS, on September 21, 2018, SGRP filed its Verified Amended Complaint (the “Complaint”) in the By-Law Action; and

WHEREAS, SGRP alleged in the By-Law Action that the Amendments were invalid and that Brown and Bartels each breached his fiduciary duty of loyalty to SGRP and its minority shareholders by enacting the Amendments; and

WHEREAS, Brown and Bartels deny the allegations asserted against them in the By-Law Action and the Director Defendants deny that Brown was entitled to the relief he sought in the 225 Action; and

WHEREAS, the Parties desire to memorialize the release of certain claims which the Parties had, have, or may have against one another;

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Execution Copy

Agreement

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is acknowledged by the Parties, and intending to be legally bound hereby, the Parties agree as follows:

1.       Releases by Stockholders - Brown and Bartels, on their own behalf and on behalf of their respective successors, heirs, and assigns, hereby release and forever discharge SGRP, the Director Defendants, its present and former officers and directors, employees, agents, attorneys, and the respective successors, predecessors, affiliates, heirs, administrators, assigns, officers, directors, managers, shareholders, parents, subsidiaries, divisions, agents, and representatives of each of the foregoing (the “SGRP Released Parties”), of and from any and all actions, causes of action, suits, torts, damages, claims, demands, and liabilities whatsoever, of every name and nature, at law and in equity, whether known or unknown, foreseen or unforeseen, direct or derivative in nature arising from or related to the filing, prosecution, resolution, settlement or defense of the Actions (the “Stockholder Claims”), that the Stockholders ever had, now have, or hereafter can, shall, or may have. For the avoidance of doubt, and notwithstanding the foregoing, the Stockholders are not releasing the SGRP Released Parties from (i) any actions, causes of action, suits, torts, damages, claims, demands or liabilities except those expressly set forth herein; (ii) any actions, causes of action, suits, torts, damages, claims, demands or liabilities arising from or related to any factual allegations contained in the Complaint or the answers thereto other than the Stockholder Claims; and (iii) any rights, claims, causes of action or entitlements to exculpation, reimbursement, indemnification, advancement of expenses or insurance provided by SGRP or its subsidiaries under applicable law, the Certificate of Incorporation or By-Laws of SGRP, the governing documents of any subsidiary of SGRP and any insurance policies or agreements of which any of the Parties hereto are parties or beneficiaries.

2.       Release by SGRP - SGRP, on its own behalf and on behalf of its predecessors, successors, affiliates, heirs, subsidiaries, and divisions and the Director Defendants, individually, (the “SGRP Releasing Parties”) hereby release and forever discharge Brown and Bartels, their heirs, successors, assigns, agents, attorneys, and representatives (the “Stockholder Released Parties”), of and from any and all actions, causes of action, suits, torts, damages, claims, demands, and liabilities whatsoever, of every name and nature, at law and in equity, whether known or unknown, foreseen or unforeseen arising from or related to the execution or delivery of the Written Consents and the filing, prosecution, resolution, settlement or defense of the Actions (the “SGRP Claims”) that the SGRP Releasing Parties ever had, now have, or hereafter can, shall, or may have. For the avoidance of doubt, the SGRP Releasing Parties are not releasing the Stockholder Released Parties from (i) any actions, causes of action, suits, torts, damages, claims, demands or liabilities except those expressly set forth herein; (ii) any actions, causes of action, suits, torts, damages, claims, demands or liabilities arising from or related to any factual allegations contained in the Complaint other than the SGRP Claims; or (iii) any defense or right of setoff (excluding any claim or cause of action asserted in the Actions) regarding the Stockholders’ assertion of any rights, claims, causes of action or entitlements to exculpation, reimbursement, indemnification, advancement of expenses or insurance provided by SGRP under applicable law, the Certificate of Incorporation or By-Laws of SGRP, the governing documents of any subsidiary of SGRP and any insurance policies or agreements of which any of the Parties hereto are parties or beneficiaries. For purposes of clarity, by signing this release, Mr. Olivier is not releasing any claims or rights he has or may have against SGRP under that certain Executive Officer Severance Agreement dated as of September 5, 2017 or that certain Amended and Restated Executive Change in Control and Severance Agreement dated as of September 5, 2017.

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Execution Copy

3.       This Agreement shall be construed and enforced in accordance with, and governed by, the laws of the State of Delaware, and it may not be modified, amended, or terminated, nor may the provisions hereof be waived, other than in a written instrument executed by all Parties hereto. The Parties hereby consent and agree to have all claims arising from or related to this Agreement resolved before a court of competent jurisdiction within the State of Delaware. This Agreement may be executed in two or more counterparts (including by facsimile), which together shall comprise the same instrument.

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement effective as of the date set forth above.

/s/ Robert G. Brown
Robert G. Brown

/s/ William H. Bartels
William H. Bartels

SPAR Group, Inc.

By:	/s/ Christiaan M. Olivier

Name:	Christiaan M. Olivier

Title:	Chief Executive Officer and President

/s/ Lorrence T. Kellar
Lorrence T. Kellar

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Execution Copy

/s/ Christiaan M. Olivier
Christiaan M. Olivier

/s/ Arthur B. Drogue
Arthur B. Drogue

/s/ Jack W. Partridge
Jack W. Partridge

/s/ R. Eric McCarthey
R. Eric McCarthey

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